FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2012 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 6, 2012, the registrant announces it was Selected as Winner of Raytheon Network Centric Systems Supplier Excellence Award for the Second Year in a Row.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 6, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Selected as Winner of Raytheon Network Centric Systems Supplier Excellence
Award for the Second Year in a Row

NEWPORT BEACH, Calif., September 6, 2012 – TowerJazz, the global specialty foundry leader, today announced that its USA Aerospace and Defense Division has been selected as winner of a Supplier 3 Star Excellence Award from Raytheon Network Centric Systems (NCS) for the second year in a row. The NCS Supplier Excellence Program is designed to formally recognize Raytheon's suppliers for exemplary performance and commitment to excellence.

Numerous aerospace and defense companies as well as branches of the US military utilize TowerJazz’s specialty process platforms to manufacture a wide variety of solutions. Raytheon in particular utilizes TowerJazz’s advanced CMOS process in its Newport Beach fab for the manufacture of its ROIC designs in support of their overall infrared detector products and systems. In addition, Raytheon takes advantage of TowerJazz’s manufacturing expertise which helps maintain high yields and quality for downstream detector manufacturing steps.

“We are very pleased to accept this award from Raytheon NCS for the second year in a row as it acknowledges that we have achieved our goal to continue supporting this partnership with the highest level of dedication and commitment,” said Mike Scott, Director of Sales and Marketing – USA Aerospace and Defense Division, TowerJazz. “We place tremendous value on our customer relationships and we are honored to be trusted by such a highly regarded company dealing with extremely vital assignments.”

About Raytheon
Raytheon Company, with 2011 sales of $25 billion and 71,000 employees worldwide, is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. With a history of innovation spanning 90 years, Raytheon provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems, as well as a broad range of mission support services.
Raytheon is headquartered in Waltham, Mass. For more about Raytheon, visit us at www.raytheon.com and follow us on Twitter at @raytheon.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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For TowerJazz:
Company/Media Contact: Lauri Julian | (949) 715-3049 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972 4 604 7066 | noit.levi@towerjazz.com